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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 FORM U-1/A

                          -------------------------

                               AMENDMENT NO. 3

                                     TO

                                 APPLICATION

                                    UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                          -------------------------

                      Houston Industries Incorporated and
                        Houston Lighting & Power Company
                            Houston Industries Plaza
                           1111 Louisiana, 47th Floor
                             Houston, TX 77002-5231

                     (Name of company filing this statement
                  and address of principal executive offices)
                          -------------------------
                                      None
                    (Name of top registered holding company
                     parent of each applicant or declarant)
                          -------------------------

                                Hugh Rice Kelly
                  Executive Vice President and General Counsel
                        Houston Industries Incorporated
                            Houston Industries Plaza
                           1111 Louisiana, 47th Floor
                             Houston, TX 77002-5231

                   (Names and addresses of agent for service)
                          -------------------------

                The Commission is also requested to send copies
            of any communications in connection with this matter to:

James R. Doty                                             Stephen A. Massad
Baker & Botts, L.L.P.                                     Baker & Botts, L.L.P.
The Warner                                                One Shell Plaza
1299 Pennsylvania Avenue, N.W.                            910 Louisiana Street
Washington, D.C. 20004-2400                               Houston, TX 77002-4995
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                 Houston Industries Incorporated ("HI") and Houston Lighting &
Power Company ("HL&P") hereby amend and restate their September 5, 1996 application for an order from the United States Securities and Exchange Commission (the "Commission") to the effect that upon the consummation of the merger transactions described at Item 1.B below, the resulting public utility holding company, and every subsidiary company thereof as such, shall be exempt from all provisions of the Public Utility Holding Company Act of 1935, as amended (the "Act"), other than Section 9(a)(2), pursuant to Section 3(a)(2) of the Act.

                 Please call James R. Doty at (202) 639-7792 or Stephen A. Massad at (713) 229-1475 if you will require additional information with regard to this matter.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

         A.      THE PARTICIPANTS

                 1. HOUSTON INDUSTRIES INCORPORATED AND HOUSTON LIGHTING & POWER COMPANY

                 HI is a public utility holding company within the meaning of the Act. It is incorporated and maintains its principal place of business in Texas; its common stock is listed on the New York Stock Exchange. HI owns two primary operating subsidiaries. HL&P, an electric utility company, is HI's principal operating subsidiary, and is wholly owned by HI. HL&P is also incorporated in Texas and conducts its utility operations exclusively within that state. HL&P is engaged in the generation, transmission, distribution and sale of electric energy and serves over 1.5 million customers in a 5,000 square-mile area of the Texas Gulf Coast, including the City of Houston. HI's other primary operating subsidiary is Houston Industries Energy, Inc. ("HI Energy"), a Delaware corporation that participates primarily in the development and acquisition of foreign independent power projects and the privatization of foreign generation, transmission and distribution facilities. HI Energy also holds an interest in a domestic "qualifying facility" that is exempt from the Act pursuant to Section 210(e) of the Public Utility Regulatory Policies Act of 1978. Each foreign electric utility in which HI Energy has made an investment or otherwise holds an interest is an exempt "foreign utility company" pursuant to Section 33(a) of the Act and therefore is not a "public utility company" as such term is defined in Section 2(a)(5) of the Act. Each foreign independent power project in which HI Energy has made an investment or otherwise holds an interest is an "exempt wholesale generator" pursuant to Section 32(a)(1) of the Act and therefore is not an "electric utility company" as such term is defined in Section 2(a)(3) of the Act. For a summary of the investments by HI Energy in foreign utility companies and exempt wholesale generators see Response 8 in Exhibit G and Appendix 4 thereto. In addition, HI has a subsidiary, Houston Industries Power Generation, Inc. ("HI Power"), which has recently begun participating in domestic generation projects. HI Energy's existing interests in domestic power generation projects under development will be transferred to HI Power. HI is also the holding company parent of several other non-utility subsidiaries; however, HL&P currently accounts for substantially all of HI's consolidated income and common stock equity. Following consummation of the Basic Mergers (as herein defined) it is anticipated that HL&P's electric utility operations and business will continue to account for the predominant portion of the consolidated income and common stock equity of the combined companies. HI is exempt from the provisions of the Act, other than Section 9(a)(2), pursuant to Section 3(a)(1) because both HI and HL&P "are predominantly intrastate in character and carry on their business substantially in" Texas.

                 Additional information regarding HI and its subsidiaries, including HL&P, is set forth in the following documents, each of which is incorporated herein by reference:

                 (i) Form U-3A-2 for HI for Calendar Year 1996, filed on February 28, 1997, Commission File Number 069-00231,





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                 (ii) Annual Report on Form 10-K of HI (Commission File
                 Number 1-7629) and HL&P (Commission File Number 1-3187) for fiscal year ended December 31, 1996, filed on March 20, 1997, and

                 (iii) Amendment No. 2 to the Registration Statement on Form S-4 of HI and HL&P (Registration No. 333-11329), filed on October 28, 1996.

                 2.       NORAM ENERGY CORP.

                 NorAm Energy Corp. ("NorAm") is a public utility company within the meaning of the Act. It is incorporated in Delaware and maintains its principal executive offices in Texas; its common stock is listed on the New York Stock Exchange. NorAm provides retail natural gas service to over 2.7 million customers in over 1,300 municipalities and has several non-utility subsidiaries. NorAm's natural gas distribution business operates as three divisions of the parent company: (i) Entex, the local gas distribution company in Houston, Texas, and in other areas in Texas, Louisiana and Mississippi, (ii) Arkla, which distributes natural gas at retail in Arkansas, Louisiana, Oklahoma and Texas, and (iii) Minnegasco, which distributes natural gas in Minnesota. NorAm also operates interstate gas pipeline facilities through subsidiaries NorAm Gas Transmission Company and Mississippi River Transmission Corporation and operates natural gas gathering assets in Oklahoma, Louisiana, Arkansas and Texas through NorAm Field Services Corp. NorAm's wholesale energy marketing business is engaged in marketing natural gas and electric power and providing risk management services to natural gas resellers and certain large volume customers. This business is principally conducted by NorAm Energy Services, Inc. ("NES"), together with certain affiliates. In addition, NorAm provides unregulated retail energy services to industrial and large commercial customers through NorAm Energy Management, Inc. HI understands that NorAm is planning to form one or more subsidiary companies which may invest in certain gas distribution systems in Latin America. It is NorAm's intention that any foreign utility in which NorAm will hold an interest shall be an exempt "foreign utility company" and therefore not a "public utility company" as such term is defined under
Section 2(a)(5) of the Act. During 1996, NorAm's gas utility business accounted for 44% of its consolidated operating revenues.

                 Additional information on NorAm is set forth in the following documents, each of which is incorporated herein by reference:





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                 (i) NorAm Form U-1 (regarding proposed investments
                 in Gas Natural, S.A., a Columbian corporation) filed on May 5, 1995, Commission File Number 070-08629,

                 (ii) Annual Report on Form 10-K of NorAm (Commission
                 File Number 1-3751) for the fiscal year ended December 31, 1996, filed on March 28, 1997, and

                 (iii) Amendment No. 2 to the Registration Statement on Form S-4 of HI and HL&P (Registration No. 333-11329), filed on October 28, 1996.

         B.  THE TRANSACTION

                 On August 11, 1996, HI, HL&P and a new Delaware subsidiary of HI, named "HI Merger, Inc." ("Merger Sub"), entered into an Agreement and Plan of Merger (as amended by Amendment to Agreement and Plan of Merger dated October 23, 1996, the "Merger Agreement") with NorAm. Under the Merger Agreement, HI will merge with HL&P and the currently outstanding common stock of HI will become the common stock of HL&P, which will be renamed "Houston Industries Incorporated" ("Houston"). Thereafter, NorAm will merge with Merger Sub, which will be renamed "NorAm Energy Corp." and will be a wholly owned subsidiary of Houston following the merger (collectively, the mergers are referred to herein as the "Basic Mergers"). Following the Basic Mergers, the electric utility business of HL&P will be conducted by Houston under HL&P's name.

                 Under the Merger Agreement, holders of NorAm common stock will receive at their election: (i) cash in the amount of $16.00 per share or (ii) Houston voting common stock. The market value of the stock component will be generally equal to $16.00 per share, assuming the average NYSE closing sales price of a share of HI common stock is within a specified price range during a 20-day period prior to the closing date of the Basic Mergers. If the closing does not occur by May 11, 1997, the cash (but not stock) consideration increases thereafter by two percent (simple interest) per quarter until closing. The shareholders' elections will be subject to the right of HI to prorate cash and stock elections so that the aggregate amounts of cash and stock elections are approximately equal. The total value of the cash and stock consideration to be issued in exchange for all of NorAm's common stock and common stock equivalents is expected to be approximately $2.5 billion.

                 The Boards of Directors of each party have approved the Merger Agreement. On December 17, 1996, the shareholders of both HI and NorAm approved the Merger Agreement at their respective special shareholders meetings, each company's shareholders approving the agreement by approximately 99% of the votes cast. Consummation of the Basic Mergers is subject to customary closing conditions





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and receipt of regulatory approvals, including approvals from certain state regulatory agencies and municipal franchise authorities and the filing of the requisite notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of applicable waiting periods thereunder. See Item 4 for a discussion of these approvals and of proceedings initiated by the Federal Energy Regulatory Commission ("FERC"). The parties have agreed to certain undertakings and limitations regarding the conduct of their businesses prior to the closing.

                 The Merger Agreement provides for termination by either party upon the occurrence of certain events, including failure of the parties to consummate the Basic Mergers by August 11, 1997, which date may be extended until December 31, 1997, in the event that the only unsatisfied condition to closing is receipt of regulatory approvals. The Merger Agreement provides for a termination fee to be paid by one party to the other in certain circumstances, which fee ranges from $10 million to $75 million depending on the circumstances of termination.

                 Under the merger structure Houston would be both a public utility company and a public utility holding company under the Act. The Merger Agreement contemplates that the companies surviving the Basic Mergers will continue to be exempt from registration under the Act pursuant to Section 3(a)(2) of the Act and regulations promulgated thereunder because Houston, as the surviving holding company, would be "predominantly a public-utility company whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto." Alternative structures are provided for in the Merger Agreement should the order requested in this Application be denied or should there be legislative changes that permit structures not presently authorized by the Act. One of the alternative structures contemplates a non-holding company structure in which all domestic utility operations would be conducted within one publicly-held company. (The considerations attendant on this alternative structure for the companies, their public shareholders and consumers are addressed in Part C, below.)

                 The descriptions of the Merger Agreement set forth herein do not purport to be complete and are qualified in their entirety by the provisions of the Merger Agreement, which is Exhibit A hereto. In addition, a more complete description of the Merger Agreement is set forth in Amendment No. 2 to the Registration Statement on Form S-4 of HI and HL&P, filed on October 28, 1996, which is Exhibit B hereto.

                 The cash portion of the merger consideration (estimated to be approximately $1.25 billion) is expected to be funded through bank borrowings under new bank credit facilities (the "Bank Facilities") to be arranged by a newly formed





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finance subsidiary (the "Borrower") with a group of commercial banks.  As of the date hereof, the structure, terms and provisions of the Bank Facilities have not yet been made definitive.(1)

                 The Bank Facilities are expected to bear interest at a rate based upon either the London Interbank Offered Rate plus a margin or a base rate plus a margin or at a rate determined through a bidding process.

                 The borrowings under the Bank Facilities are expected to be secured by liens on or first priority security interests in assets, which may include (i) the shares of common stock of NorAm held by Houston or its affiliates after the Basic Mergers, (ii) the shares of common and preferred stock of Time Warner Inc. owned by the Company, (iii) the capital stock of certain subsidiaries of the Borrower and (iv) intercompany notes evidencing any loans made by the Borrower to Houston or its direct or indirect subsidiaries. The obligations under the Bank Facilities will not be secured by the utility properties of HL&P or NorAm.

                 In order to provide liquidity to the Borrower to meet its financial obligations, Houston is expected to issue to the Borrower a new series of preference stock of Houston and enter into a support agreement under which it would agree to make cash contributions or advances to the Borrower from excess cash flow (with calculations, definitions and payment mechanics to be agreed upon). Houston may also agree to certain covenants, including certain limitations on the payment of dividends on or the repurchase of Houston common stock. The net proceeds of any disposition or monetization of the Time Warner stock are expected to be used to prepay borrowings under the Bank Facilities, subject to a corresponding release by the banks of their security interest in the Time Warner stock to the extent of any such prepayment.

                 The Bank Facilities are also expected to contain customary covenants and default provisions applicable to the Borrower and its subsidiaries, including limitations on the ability of the Borrower and its subsidiaries to, among other things, incur additional indebtedness (other than certain permitted indebtedness), create liens and make investments or loans.

         C.  REASONS FOR THE TRANSACTION STRUCTURE

                 Although the merger of NorAm directly into HL&P, rather than with a special purpose HL&P subsidiary, may appear to have some advantages, such as the simplicity of a single combined enterprise and the elimination altogether of a utility holding company, there are in fact significant advantages for investors and consumers and for the efficient operation of the utilities if HL&P and NorAm can continue to exist and operate as separate corporations.

                 First, the HL&P mortgage (which secures approximately $3.15 billion of HL&P first mortgage bonds) contains an "after-acquired property clause" that, in the case of a merger of NorAm into HL&P, would result in the creation of a lien on all property (other than excluded property) of NorAm. Upon the creation of such a lien on NorAm properties, the terms of NorAm's indentures would require that the benefits of this lien be extended to secure approximately $1.4 billion of NorAm debentures (which currently are unsecured obligations of NorAm). The resulting 44% increase in the amount of debt secured by mortgage liens would not only impose substantial restrictions on Houston's future financing flexibility but would also constitute an impediment to Houston's ability to modify, amend or eliminate its mortgage if that should become necessary or desirable.

                 Second, HL&P and NorAm believe that state regulatory commissions will prefer the proposed structure over the alternative of merging NorAm directly into HL&P

--------------------

          (1) In connection with the financing, HI and NorAm have sought the opinion of Nationally Recognized Statistical Rating Organizations regarding the effect of the Basic Mergers on the outstanding debt of the gas and electric utilities. See Response 3 in Exhibit G and Appendix 1 thereto for a summary and discussion of the credit ratings obtained. Prior to FERC initiating proceedings in February 1997, the Borrower and the banks had negotiated and were ready to enter into the new bank credit facilities. The Borrower and the banks did not and still have not executed such facilities because of the effect on the timing of the Basic Mergers caused by the FERC proceedings. It is anticipated that when the timing of the resolution of the FERC proceedings is more certain, the Borrower will renegotiate the structure, terms and provisions of the Bank Facilities, which may differ significantly from the structure, terms and provisions previously negotiated.





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both because the proposed structure will avoid the encumbrance of NorAm's utility assets and because it will retain legal separation between the electric and gas utility operations. The legal separation of the gas and electricity operations serves several ends, each of which is consistent with the goals and duties of state regulatory agencies. First, the segregation of the gas and utility operations is well understood and familiar to both state regulators and to financial markets. In Texas, for example, the separation of regulation by the establishment of two, separate regulatory bodies having quite distinct responsibilities--one for gas and one for electric utilities--further reflects this operational division. Financing sources and financial analysts have familiarity with evaluating the financial positions of the gas company and the electric company as separate entities. Accordingly, a corporate structure which keeps those entities separate does no violence to the pattern of state regulation. Rather, this separation facilitates the combined company's access to capital markets, serving the preferences of lower cost financing specifically designed for the separate and different businesses.

                 Similarly, state regulators are comfortable with analyzing gas and electric utilities separately. The Minnesota Public Utilities Commission ("Minnesota"), for example, voiced concern about the increased difficulty in regulation that would transpire if Minnesota became obligated to consider issues related to nuclear generating facilities owned by the same entity that Minnesota regulated for gas rates. Minnesota noted that the risk pattern for a company with nuclear generating facilities is different from that of a gas distribution utility.

                 That difference obviously extends beyond the presence of nuclear plants. For example, an electric utility can have different capital needs and cost issues by virtue of its need to build and maintain generating facilities. While there are many similarities among gas distribution utilities, even in different geographical areas, the state regulators of NorAm's gas operations are not necessarily fully conversant with the types of business and regulatory issues that HL&P would face in providing electric service in Houston, Texas. Naturally, more regulatory effort would be required if the staffs of NorAm's current state regulators were obligated to consider how to allocate capital costs across a fully merged "Utilicorp-type" entity and to understand the interrelationship among regulatory concerns facing HL&P electric customers and NorAm gas customers.

                 While the regulatory tasks associated with a "Utilicorp-type" structure would not be insurmountable, regulatory issues are more easily addressed by maintaining the separately regulated businesses in individual corporate entities. Each business would be better situated to address its particular capital needs and regulators would be able to focus on only those issues and requirements related to the utility services being provided in their jurisdictions.

                 For these and other proper business reasons (see also Item 3.A.3 below), the parties believe that the transaction structure described in
Item 1.B would be in their best interests and in the best interests of their respective investors and consumers.





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ITEM 2. FEES, COMMISSIONS AND EXPENSES.

                 The fees, commissions and expenses to be paid or incurred, directly or indirectly by all parties, in connection with the Basic Mergers are estimated to total approximately $32 million, including investment bankers' fees of approximately $24 million.

                 The fees, commissions and expenses to be paid or incurred in connection with this filing are estimated to total approximately $225,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

                 Section 3(a)(2) of the Act is applicable to the proposed transaction. Sections 4 and 5 of the Act and the rules promulgated thereunder prohibiting certain transactions by nonexempt, unregistered holding companies and requiring registration of public utility holding companies, respectively, would be applicable to the transaction if (i) the Commission were to deny this Application for an exemption pursuant to Section 3(a)(2) and (ii) the parties were to implement the transaction without using the alternative, non-holding company structure described above.

                 Although HI is currently subject to Section 9(a)(2) of the Act, that section will not be applicable to the proposed transaction inasmuch as HI, the existing utility holding company, will be eliminated when, in the first step of the transaction, it merges into its only utility subsidiary.(2) The second step of the transaction involves an acquisition of securities of a gas utility company by an electric utility company, not by a utility holding company. Accordingly, at the time the second step is to be implemented, there will be no utility holding company to which Section 9(a)(2) can apply. The Commission has consistently taken the position that the acquiror must be a utility holding company (or an "affiliate"(3) of a utility company) before it can become subject to the Act.(4) Moreover, in determining whether an acquisition of a public utility affiliate triggers Section 9(a)(2), the Commission's practice is


--------------------

          (2) The foreign utilities in which HI has an ownership interest do not constitute public utility companies under Section 2(a)(5) of the Act, pursuant to Section 33(a) of the Act. The foreign independent power projects in which HI has an ownership interest do not constitute electric utility companies under Section 2(a)(3) of the Act, pursuant to Section 32(a)(1) of the Act. The domestic qualifying facility in which HI has an ownership interest is exempt from the Act pursuant to Section 210(e) of the Public Utility Regulatory Policies Act of 1978.

          (3) As the owner of 5% or more of NorAm's voting securities, Houston will be an "affiliate" of NorAm, as that term is defined in Section 2(a)(11) of the Act, upon consummation.

          (4) See, e.g., Scana Corp., SEC No-Action Letter (June 14, 1990) (concluding that Section 9(a)(2) of the Act allows a person to acquire 5% or more of one, but no more than one, public utility without Commission approval).



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to examine the final intended result of a set of transactions immediately preceding and following the acquisition.(5)

         A.      ELIGIBILITY FOR A 3(a)(2) EXEMPTION

                 Houston, with NorAm as its only utility subsidiary, should be eligible for an exemption under Section 3(a)(2) of the Act based on the plain wording of that Section, which states simply that to qualify for the exemption a utility holding company must be "predominantly a public-utility company whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto."

                 1.       PREDOMINANTLY A PUBLIC-UTILITY COMPANY

                 Upon consummation of the proposed transaction, Houston will continue to be predominantly an electric utility company operating entirely within its state of incorporation. As shown on Exhibit C.1, HL&P's 1996 gross operating utility revenues were almost twice those of NorAm. Stated differently, NorAm's gross operating utility revenues in 1996 were 34% of the combined gross utility operating revenues of HL&P and NorAm in 1996.(6) Thus, NorAm's gross utility operating revenues will constitute a clear minority of the combined gross utility operating revenues. NorAm's utility operations account for an even smaller percentage of combined utility operations based on other financial comparisons. NorAm accounted for approximately 15% of total utility assets (i.e., net property, plant and equipment) at December 31, 1996 and approximately 20% of utility net operating income for 1996.


--------------------

          (5) Id. Under the facts in Scana, although a holding company owned two utility affiliates for a time, the holding company continued to own only one utility affiliate after the series of merger transactions was complete; therefore, the final intended result of the merger transactions was not subject to Section 9(a)(2). The Commission has referred to this approach of viewing a series of transactions as integral parts of a single plan and purpose as the transitional merger doctrine. In applying that doctrine, the Commission has stated that "[t]he requirements of Section 9(a)(2) are determined by the final result, not by the modalities of separate and succeeding transactions." In re Nat'l Propane Corp., 46 S.E.C. 1322, 1337-38 (1978) (citing Ass'n of Massachusetts Consumers, Inc. v. United States, 516 F.2d 711 (D.C. Cir. 1975), cert. denied, 423 U.S. 1052 (1976)); see also In re Crescent Pub. Serv. Co., 1946, 22 S.E.C. 426, 432 (1946). Based on informal, pre-filing conferences with the Staff, the parties believe the Staff concurs that Section 9(a)(2) is not an issue for this application.

          (6) NorAm's gross operating utility revenues as a percentage of the combined gross operating utility revenues of NorAm and HL&P is essentially the same for 1993 (33%), 1994 (32%) and 1995 (32%) as for 1996.


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                 Inasmuch as Houston will conduct far more utility business directly as an operating company (operating the HL&P system as it existed immediately prior to the Basic Mergers) than it will conduct indirectly as a holding company (through ownership of NorAm as a subsidiary), the fair interpretation(7) of the word "predominantly" dictates that Houston should be viewed as "predominantly a public-utility company". The plain meaning of the word "predominantly" applies to Houston's role as a public-utility company in light of a comparison of Houston and NorAm's operations and revenues. As the Commission noted in In re Northern States Power Co.:(8)

         The Act prescribes no specific standard or test for interpreting the word "predominantly." This Commission in construing the word has referred to the dictionary definition of "predominant": "Superior in power, influence, effectiveness, number or degree; having ascendency or control; prevalent over others." In conformity with the concept of relationship thus embodied in the Act, absolute size of the subsidiaries' operations has never been specified as a factor in determining the predominant character of the holding company seeking a
         Section 3(a)(2) exemption, but the utility operations of the holding company have been compared with those of its utility subsidiaries, with most significance generally given to gross revenues.

                 There is no question that following the Basic Mergers Houston will control NorAm and will enjoy the incidents of predominance cited in the Northern States order. The Commission, noting that "predominantly" is a function of relative size, has principally relied upon the comparison of the utility subsidiaries' gross operating revenues as a percentage of the gross operating revenues of the parent (the "gross-to-gross test"). Stated on a gross-to-gross basis, NorAm's gross operating utility revenues in 1996 were approximately 53% of those of HL&P. Whether considered prior to or following the Basic Mergers, the HL&P/Houston operations are "predominant".

                 As acknowledged by the Division of Investment Management of the Commission (the "Staff") in its June 1995 report entitled The Regulation of Public-Utility Holding Companies (the "1995 Staff Report"), "the [Commission's] decisions under [Sections 3(a)(1) and 3(a)(2)] have generally focused on size as a proxy for effective state


--------------------

          (7) The Commission has repeatedly stated: "In determining the intent of Congress in the use of the word 'predominantly,' we are required to construe the statute according to a FAIR INTERPRETATION of its terms. In the absence of some considerations apparent upon the face of the statute or embodied in legislative history, unusual meanings of words must be avoided and ordinary definitions followed . . . ." In re Northern States Power Co., Holding Co. Act
Release No. 12,655 (September 16, 1954) (quoting Union Electric Co., 5 S.E.C. 252, 261 (1939)) (emphasis added).

          (8) Holding Co. Act Release No. 12,655 (September 16, 1954).

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regulation.  The result has been a somewhat confusing array of decisions."(9)
While the 1995 Staff Report amply demonstrates the inconsistencies in the Commission's application of a gross-to-gross test in its prior decisions, 35% has emerged as an informal benchmark of the relative contribution by a subsidiary (on a gross-to-gross basis) that has been used by the Commission for purposes of granting an exemption under Section 3(a)(2).(10)

                 It is respectfully submitted that it is in the public interest that the Commission revisit the appropriateness of that 35% revenue benchmark.

                 First, the Act does not require any such strict, numerical test; indeed, the Commission has also stated "we do not recognize any particular ratios of revenues or assets as being finally determinative of the question"(11) of whether a company is predominantly a utility. Moreover, if a numerical test is to be applied, the 35% ratio has no inherent validating logic. It would be completely consistent with the statutory word "predominant" to simply require that the parent's utility operations be larger than those of the subsidiary(12); here, based on revenues, they are almost twice as large. Indeed, based on other equally valid financial indicators, the size of NorAm's operations is an even smaller percentage of the size of HL&P's operations.
The book value of NorAm's utility assets (i.e., net property, plant and equipment) was approximately 18% of that of HL&P at December 31, 1996; NorAm's operating income from utility operations was approximately 24% of that of HL&P for 1996.

                 Second, the prior cases denying the Section 3(a)(2) exemption are distinguishable in that none of those cases involves the combination of a holding company that is a pure electric utility company with a subsidiary that is a pure gas utility company, as would be the case in the proposed combination. In terms of stability, continuity and scale of operations, HL&P is an established utility of the type that the Act was designed to foster, and will continue to operate as such subsequent to the Basic Mergers. Under the facts of the Basic Mergers: (i) the parent company will continue to directly operate no utility operations other than the traditional electric utility operations of HL&P, (ii) its only utility subsidiary will continue to directly operate no utility operations other than the traditional gas utility operations of NorAm, and (iii) the parent will account for comfortably more than half (indeed, almost two-thirds) of the combined utility operating revenues. The Commission should



--------------------

          (9) 1995 Staff Report at 111.

          (10) Id. at 111-12. The Commission has stated that "in all prior cases where exemptions under Section 3(a)(2) have been denied, the gross utility revenues of the subsidiaries have exceeded 35 percent of those of the parent." Id. In re Maine Public Service Co., Holding Co. Act Release No. 7541 (July 7, 1947).

          (11) In re Kentucky Utilities Co., Holding Co. Act Release No. 9017 (April 20, 1949).

          (12) See text at note 8 above.

therefore consider whether the "gross-to-gross" test should have any applicability to a comparison of the relative magnitude of gas utility operations to that of electric utility operations.

                 Third, the prior cases using the 35% test may also be distinguished in that the test was formulated during periods of concern regarding the effectiveness of state regulation; that is, the 35% ratio became a benchmark prior to the emergence of effective state regulation. Given the plenary authority of the states that will regulate Houston and NorAm to scrutinize affiliate transactions, and the manifest differences in the nature of the utility services to be provided by Houston on the one hand and NorAm on the other, there exists no basis for concern about the effectiveness of state regulation. Moreover, the proposed transaction has received approval of each of the utility commissions in the states other than Texas presently served by NorAm. Indeed, the plenary authority of all of those commissions and the Texas regulatory bodies to continue to regulate HL&P and NorAm will not be affected by the mergers. See Item 4 below. In fact, regulatory review by state commissions may actually be enhanced by keeping electric and gas utility operations in separate corporate entities.

                 Finally, in order to "respond flexibly to the legislative, regulatory and technological changes that are transforming the structure and shape of the utility industry,"(13) the Commission has indicated a willingness to reconsider precedent in interpreting Section 3(a) of the Act.(14) In this vein, the Commission has announced its intention to reject bright-line tests and rather to consider the specific facts and circumstances surrounding each specific request for exemption, giving significant attention to the availability of state regulation for the proposed transaction.(15) The Commission's intention in this regard is consistent with its broad power to interpret and define the terms, phrases and provisions used in the Act. See Exhibit H (Memorandum from James R. Doty to the Office of Public Utility Regulation, Division of Investment Management, Securities and Exchange Commission, The General Interpretive Powers Held by the SEC With Regards to the Public Utility Holding Company Act of 1935 (February 21, 1997)).

                 Thus, there is no compelling public interest reason for the Commission to deny an exemption under Section 3(a)(2). Certainly, an exemption should not be denied based on formalistic adherence to a size test that is neither required by the Act nor relevant to the realities of today's competitive environment in the marketing and delivery of energy services. See in this connection the discussion in Item 3.A.3 of the "unless and except clause" in Section 3(a) of the Act. For these reasons, the Commission should decline to be



--------------------

          (13) 1995 Staff Report at 70.

          (14) Id. at 119.

          (15) 1995 Staff Report at 119.

confined by the strictures of the 35% revenue benchmark (which is not required by the Act) and should find that the holding company that will be formed pursuant to the Basic Mergers will be "predominantly a public-utility".

                 2.       CONTIGUITY

                 Eligibility for a Section 3(a)(2) exemption also includes the requirement that the holding company be "a public-utility company whose operations as such do not extend beyond the State in which it is organized and States contiguous thereto." Applying the plain words of the Act, particularly the term "as such", Houston will satisfy the contiguity requirement because its operations will be conducted exclusively in Texas, its state of incorporation. Its NorAm subsidiary's operations, on the other hand, will be conducted in Texas, three states that are contiguous to Texas and two non-contiguous states, Minnesota and Mississippi. Nothing in the brief provisions of Section 3(a)(2) requires geographic contiguity as to subsidiary operations. This point is underscored by comparing the language in Section 3(a)(2) with that in Section 3(a)(1), which requires intrastate operations as to both the parent and its utility subsidiaries.

                 In Union Electric Co. of Missouri,(16) the Commission noted that in Section 3(a)(2) "there is not a single word referring to subsidiaries," but that various other sections of the Act (including Section 3(a)(1)) specifically refer to the "operations, activities or place of incorporation of the subsidiaries of the holding company seeking exemption." The Commission therefore concluded that "it is plain that under that subsection [3(a)(2)] Congress intended us to ignore as irrelevant the place of operation of the operating subsidiaries of the holding company, and that we should in the instant case consider solely whether the operations of Union Electric Company of Missouri itself, as an operating company, are confined to the state of Missouri and contiguous states."(17) In a later proceeding, the Commission again affirmed that "[c]ontiguity of the utility subsidiaries is not required by paragraph (2) of section 3(a)."(18)




--------------------

          (16) 5 S.E.C. 252 (1939).

          (17) This approach coincides with the Commission's intention to flexibly interpret the geographic requirements for an integrated public-utility system under Section 2(a)(29) of the Act. See 1995 Staff Report at 72-74 ("noting that the relevance of physical and geographic integration to a sound public-utility industry has diminished").

          (18) In re Northern States Power Co., Holding Co. Act Release No. 22334 (December 23, 1981) (approving the acquisition by a holding company of a subsidiary and allowing the holding company to maintain exempt status pursuant to Section 3(a)(2), notwithstanding that the new subsidiary had operations in states non-contiguous to the state of organization of the holding company). See also, however, In re Eastern Pub. Serv. Co., Securities Act Release No. 1973
(1940).

                 3.       THE UNLESS AND EXCEPT CLAUSE

                 Under the "unless and except" clause of Section 3(a), the Commission would have the authority to revoke or deny Houston's Section 3(a)(2) exemption if the Commission were to determine that the exemption is "detrimental to the public interest or the interest of investors or consumers." The Commission has rarely invoked this authority, and recent Commission orders granting Section 3 exemptions for combination gas and electric companies indicate that the Commission should not find the proposed transaction to be detrimental so as to justify invocation of the "unless and except" clause.

                 In the past, the Commission disfavored combination gas and electric systems, even among exempt holding companies.(19) Moreover, Section 11 of the Act restricts combining gas and electric systems in registered holding companies. The Commission has explicitly stated, however, that "this [Section 11] standard is not in terms applicable to an application for exemption under 3(a)(2), since that provision does not require that the system be a single integrated system, but rather that it be predominantly a public-utility company."(20) The Commission has further noted that "in a number of prior cases, the Commission has held that combination companies may receive an exemption even though they did not meet the single integrated system standard of Section 11(b)(1).(21) Indeed, the Commission has recognized that while its past effort to further public and consumer interest by keeping electric and gas systems separate may have been "[v]alid and constructive . . . in its day, that approach may now be outmoded."(22)

                 The Commission has stated that the "broad and flexible language" of the "unless and except" clause should be read "in a way that makes economic and social sense in the light of contemporary realities."(23) In recent proceedings the Commission has determined that one of the "contemporary realities" to consider in deciding whether an exemption would be contrary to the public interest is "the protection afforded to investors, consumers, and the public by the existence of vigorous state regulation."(24) The Commission




--------------------

          (19) In re Illinois Power Co., 44 S.E.C. 140 (1970).

          (20) In re Delmarva Power & Light Co., Holding Co. Act Release No. 19717 (October 19, 1976).

          (21) Id.

          (22) Union Elec. Co., 45 S.E.C. 489 (1974), aff'd without opinion sub nom. City of Cape Girardeau v. S.E.C., 521 F.2d 324 (D.C. Cir. 1975).

          (23) Id.

          (24) WPL Holdings, Inc., Holding Co. Act Release No. 24590 (February 26, 1988).

has granted exemptions to combination electric and gas companies where it has found that the existence of local and state regulation of the utility industry was sufficient to ensure that the interests of consumers, investors and the public would be protected.(25) These decisions were based on an earlier statement by the Commission that competition in the energy industry is a "question of state policy" and that the conclusions of local officials "should be given great weight in determining whether the public interest would in fact be adversely affected."(26)

                 The proposed transaction, and thus the resulting holding company structure, are subject to approval requirements of state regulatory bodies in each of the states other than Texas where NorAm operates, and, indeed, have received all such approvals. The Texas regulatory bodies (indeed, all of the state regulatory bodies) will retain jurisdiction over the utilities (as specifically set forth in Item 4 below). Thus, in this instance, as in prior proceedings where the Commission declined to apply the "unless and except" clause, "the grant of an exemption from the Act would not result in a regulatory gap"(27) and, therefore, would not be detrimental to the public interest. Rather, the resulting holding company will serve such interest and the interest of investors and consumers by producing a number of economies and efficiencies, similar to economies and efficiencies upon which the Commission has in the past looked favorably.(28)

                 Most significantly, the resulting holding company will permit both Houston and NorAm to respond more rapidly and effectively to the changing nature of the electric and gas industries in the face of the convergence of the electricity and natural gas markets. Moreover, a holding company structure would give both Houston and NorAm greater flexibility to take advantage of the lowest-cost financing opportunities that are specifically



--------------------

          (25) This deference to local officials and increased acceptance of combined gas and electric systems were reflected in the 1995 Staff Report. See, e.g., 1995 Staff Report at 74-76. In light of the recommendations and the approach of the 1995 Staff Report, and considering the numerous instances where the Commission has exempted combination companies in the past, the proposed transaction should not raise any concerns that it is detrimental to interests of consumers, investors or the public. See also Dominion Resources Inc., Holding Co. Act Release No. 24618 (April 5, 1988).

          (26) In re Northern States Power Co., 36 S.E.C. 1 (1954).

          (27) Id.

          (28) See, e.g., In re Illinova Corp., Holding Co. Act Release No. 26054 (May 18, 1994) (granting exemption requested in connection with a proposed merger based on an application that claimed that the new structure would create efficiencies and economies such as allowing the resulting companies to respond to competitive opportunities in the electric power industry and increasing the financial flexibility of the resulting companies).

designed for their manifestly different utility businesses. In addition, the combination of HI's electric market knowledge with NorAm's wholesale gas and electricity trading operations and skills will help propel the combined company forward in the converging wholesale energy markets, benefitting investors.

                 The statement of Milton Honea, the Chairman, President and Chief Executive Officer of NorAm, elaborates on the highly beneficial nature of the transaction to all concerned:

         This transaction is a natural fit that will benefit our shareholders, customers, and employees. Our companies have a shared vision, common geographical areas, and complementary skills and assets. Our shareholders benefit from the value created by the combination -- the increased access to Houston Industries' experience and skills in the electric power industry, Houston Industries' financial strength, and our complementary international development interests. Our customers benefit from the combined company's enhanced ability to offer a broad array of products and services, particularly in electricity. Finally, the combination will provide greater opportunities for our employees as the combined company continues to expand its wholesale, retail, and international presence.

Don Jordan, Chairman and Chief Executive Officer of HI, adds:

         The combination of HL&P and Entex under one owner offers excellent potential for enhancing local customer service and for providing a wide range of new value-added services. At the same time, we intend to continue the efforts already underway to increase the opportunity to move gas from west to east across the Mid-Continent region where NorAm Gas Transmission and Mississippi River Transmission are strategically located.

         Houston Industries plans to expand many of the retail services offered by NorAm Energy throughout its gas and electric distribution operations. NorAm has been a leader in developing new value-added services for residential and small business customers such as appliance repair and preventative maintenance contracts and home security system sales and monitoring, as well as services for other utilities and retail marketers.

ITEM 4. REGULATORY APPROVAL.

                 HI and NorAm made the necessary filings with the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The waiting period thereunder expired on October 31, 1996. In addition, the Department of Justice has informed HI's counsel that its inquiry regarding the filings has been concluded.

                 The Basic Mergers are subject to review by regulatory commissions in each state other than Texas in which NorAm conducts utility operations. HI and NorAm have requested and received prior final approval of the Basic Mergers from the Minnesota Public Utilities Commission, the Arkansas Public Service Commission, the Oklahoma Corporation Commission, the Louisiana Public Service Commission and the Mississippi Public Service Commission. See Exhibit E. Each of those agencies regulates rates and services provided by a NorAm division and has reviewed the transaction to assure that it is not inconsistent with the public interest. Texas statutes do not require HI and NorAm to obtain approval of the Basic Mergers from the Texas Railroad Commission ("Railroad Commission") or the Texas Public Utility Commission ("TPUC"). NorAm and HI personnel, have, however, discussed the Basic Mergers with the Commissioners and Staff members of both the Railroad Commission and the TPUC, have furnished those agencies with copies of orders issued by the other state regulatory commissions and have committed to provide Texas ratepayers with the same commitments as have been made in the approval process for the benefit of ratepayers in other jurisdictions. The Basic Mergers will not adversely affect the authority of the Railroad Commission over NorAm's operations or of the TPUC over HL&P's operations.

                 NorAm's power marketing operations are conducted through NES pursuant to power marketing authorizations granted by FERC. On September 30, 1996, NorAm and HI filed notice of a change in the status of NES to reflect its post-merger affiliation with HL&P and for confirmation that NES may continue power marketing activities at market based rates following the Basic Mergers.

                 Prior to issuance of the FERC order described below, HI, HL&P and NorAm concluded that approval of the Basic Mergers would not be required from FERC. Although Section 203 of the Federal Power Act of 1935 (the "FPA"), 16 U.S.C. 824b, requires FERC approval of certain mergers, combinations and property dispositions by "public utilities" (as defined in the FPA), the Basic Mergers were not considered to be within that requirement. HL&P is not a "public utility" under the FPA, because it operates wholly in intrastate commerce, except for certain transactions that do not make it a "public utility" under the FPA. NorAm is not a "public utility" under the FPA.
NorAm's subsidiary, NES, operates as a "power marketer" under provisions of the FPA by virtue of its entering into transactions for the purchase and sale of electricity at wholesale in interstate commerce, but NES is not merging with any party or disposing of any of its properties in the Basic Mergers.

                 On February 5, 1997, FERC issued an order to determine whether it may have jurisdiction under the FPA over the Basic Mergers. In its order, FERC required NES either to file a response within 30 days stating why NES believes FERC does not have jurisdiction, or to file an application for approval of the Basic Mergers under Section 203 of the FPA.

                 In its response filed March 7, 1997, NES stated that, for the reasons set forth above, the Basic Mergers are not subject to FERC jurisdiction under the FPA. On March 27, 1997, without conceding that FERC approval is required to close the Basic Mergers, NES filed an application for authorization pursuant to Section 203 of the FPA. See Exhibit I.

                 The Nuclear Regulatory Commission ("NRC") has authority to determine whether any transfer of control over an NRC operating license is in accordance with provisions of the Atomic Energy Act of 1954. On December 9, 1996, the NRC informed HL&P that the NRC staff believes that no NRC action is required for the Basic Mergers to occur. See Exhibit G, Appendix 3, Letter from NRC to HL&P (December 9, 1996).

                 Four municipal approvals were required under the terms of various NorAm franchise contracts:

o On December 18, 1996, the Houston City Council adopted an ordinance approving the transfer of Entex's franchise through the Basic Mergers. The ordinance was adopted without dissent. See Exhibit G, Appendix 2:
         Exhibit 1.

o On October 2, 1996, Stafford's City Council adopted an ordinance approving the Basic Mergers. See Exhibit G, Appendix 2: Exhibit 2.

o On November 7, 1996, Longview's City Council adopted an ordinance approving a transfer of Arkla's franchise and recognizing the Basic Mergers. See Exhibit G, Appendix 2: Exhibit 3.

o On December 15, 1996, approval for the transfer of franchise application before the City of Tyler became effective by operation of law. There exists no formal order or approval.

ITEM 5. PROCEDURE.

                 HI and HL&P respectfully request that the Commission issue its order granting and permitting the exemption requested by this Application as soon as practicable, but in any event not later than June 1, 1997.

                 HI and HL&P hereby (i) waive a recommended decision by a hearing officer or any other responsible officer of the Commission, (ii) agree that the Division of Investment Management may assist in the preparation of the decision of the Commission, and (iii) request that the Commission order that the exemption requested by this Application be effective immediately upon consummation of the Basic Mergers.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.


Exhibits
--------
Exhibit A:       Agreement and Plan of Merger, as amended (attached as Appendix A to Amendment No. 2 to the
                 Registration Statement appearing and incorporated as Exhibit B hereto)
Exhibit B:       Amendment No. 2 to the Registration Statement on Form S-4 of HI and HL&P, filed on October 28,
                 1996 (Registration No. 333-11329), incorporated by reference herein
Exhibit C:       1995 State-by-State Gross Operating Utility Revenues*
Exhibit C.1:     1996 State-by-State Gross Operating Utility Revenues
Exhibit D:       Notice pursuant to 17 C.F.R. Section 250.23(f)*
Exhibit E:       Certain Orders of State Regulators:
                 E.1.     Order, dated November 6, 1996, of the Arkansas Public Service Commission conditionally approving the Merger*
                 E.2.     Final Order, dated October 15, 1996, of the Corporation Commission of the State of Oklahoma
                          approving the Merger*
                 E.3.     Final Order Approving Merger Transaction, dated December 11, 1996, of the Public Service
                          Commission of the State of Mississippi*
                 E.4.     Letter of Non-Opposition to the Merger, dated December 23, 1996, of the Louisiana Public
                          Service Commission*
                 E.5.     Amendment, dated January 23, 1997, to Letter of Non-Opposition to the Merger, dated December
                          23, 1996, of the Louisiana Public Service Commission*
                 E.6.     Final Order Approving Merger Subject to Conditions, dated February 24, 1997, of the Minnesota
                          Public Utilities Commission*
                 E.7.     Final Order, dated March 12, 1997, of the Arkansas Public Service Commission approving the
                          Merger*
Exhibit F:       Omitted intentionally; not applicable
Exhibit G:       Response to February 13, 1997 data request of the Office of Public Utility Regulation, Division of
                 Investment Management, Securities and Exchange Commission*
Exhibit G.1:     Revised Responses to Items 1 and 2 to February 13, 1997 data request of the Office of Public Utility
                 Regulation, Division of Investment Management, Securities and Exchange Commission
Exhibit H:       Memorandum from James R. Doty to the Office of Public Utility Regulation, Division of Investment
                 Management, Securities and Exchange Commission, The General Interpretive Powers Held by the SEC With
                 Regards to the Public Utility Holding Company Act of 1935 (February 21, 1997)
Exhibit I:       Press Release of NorAm Energy Corp., dated March 27, 1997, Regarding Filing of Application under Section 203 of the FPA

 * Previously filed.

Financial Statements

1.  Statements of Applicants.

                 Reference is made to the following documents, each of which is incorporated by reference herein: (i) Form U-3A-2 for HI for Calendar Year 1996, filed on February 28, 1997, Commission File Number 069-00231, and (ii) Annual Report on Form 10-K of HI (Commission File Number 1-7629) and HL&P (Commission File Number 1-3187) for the fiscal year ended December 31, 1996, filed on March 20, 1997.

2.  Statements of Top Registered Holding Company.

                 None.

3.  Statements of Company Whose Securities Are Being Acquired or Sold.

                 Reference is made to the Annual Report on Form 10-K of NorAm (Commission File Number 1-3751) for the fiscal year ended December 31, 1996, filed on March 28, 1997, which is incorporated by reference herein.

4.  Statements of Changes.

                 None.

5.  Pro Forma Financial Statements Showing the Effects of the Basic Mergers.

                 Reference is made to Amendment No. 2 to the Registration Statement on Form S-4 of HI and HL&P (Registration No. 333-11329), filed on October 28, 1996, which is incorporated by reference herein.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

                 The proposed transaction, a corporate restructuring, neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. Consummation of the proposed transactions will not result in changes in the operations of the parties that would have any impact on the environment. No Federal agency is preparing an Environmental Impact Statement with respect to this matter.

                                   SIGNATURE

                 Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


Date:  April 11, 1997                Houston Industries Incorporated



                                    By:  /s/  HUGH RICE KELLY
                                       -------------------------------
                                       Hugh Rice Kelly
                                       Executive Vice President, General Counsel
                                       and Corporate Secretary


                                    Houston Lighting & Power Company



                                    By:  /s/  HUGH RICE KELLY
                                       -------------------------------
                                       Hugh Rice Kelly
                                       Executive Vice President, General Counsel
                                       and Corporate Secretary

                              INDEX TO EXHIBITS

Exhibits
--------
Exhibit A:       Agreement and Plan of Merger, as amended (attached as Appendix A to
                 Amendment No. 2 to the Registration Statement appearing and incorporated as Exhibit B hereto)
Exhibit B:       Amendment No. 2 to the Registration Statement on Form S-4 of
                 HI and HL&P, filed on October 28, 1996 (Registration No.
                 333-11329), incorporated by reference herein
Exhibit C:       1995 State-by-State Gross Operating Utility Revenues*
Exhibit C.1:     1996 State-by-State Gross Operating Utility Revenues
Exhibit D:       Notice pursuant to 17 C.F.R. Section 250.23(f)*
Exhibit E:       Certain Orders of State Regulators:
                 E.1.     Order, dated November 6, 1996, of the Arkansas Public Service Commission conditionally approving the Merger*
                 E.2.     Final Order, dated October 15, 1996, of the Corporation Commission of the State of Oklahoma
                          approving the Merger*
                 E.3.     Final Order Approving Merger Transaction, dated December 11, 1996, of the Public Service
                          Commission of the State of Mississippi*
                 E.4.     Letter of Non-Opposition to the Merger, dated December 23, 1996, of the Louisiana Public
                          Service Commission*
                 E.5.     Amendment, dated January 23, 1997, to Letter of Non-Opposition to the Merger, dated December
                          23, 1996, of the Louisiana Public Service Commission*
                 E.6.     Final Order Approving Merger Subject to Conditions, dated February 24, 1997, of the Minnesota
                          Public Utilities Commission*
                 E.7.     Final Order, dated March 12, 1997, of the Arkansas Public Service Commission approving the
                          Merger*
Exhibit F:       Omitted intentionally; not applicable
Exhibit G:       Response to February 13, 1997 data request of the Office of Public Utility Regulation, Division of
                 Investment Management, Securities and Exchange Commission*
Exhibit G.1:     Revised Responses to Items 1 and 2 to February 13, 1997 data request of the Office of Public Utility
                 Regulation, Division of Investment Management, Securities and Exchange Commission
Exhibit H:       Memorandum from James R. Doty to the Office of Public Utility Regulation, Division of Investment
                 Management, Securities and Exchange Commission, The General Interpretive Powers Held by the SEC With
                 Regards to the Public Utility Holding Company Act of 1935 (February 21, 1997)
Exhibit I:       Press Release of NorAm Energy Corp., dated March 27, 1997, Regarding Filing of Application under Section 203 of the FPA

 * Previously filed.